Exhibit 1

PRESS RELEAS E

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports Second Quarter 2012 Results

Lod, Israel – July 24, 2012 - AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies, products and services, today announced financial results for the second quarter ended June 30, 2012.

Revenues for the second quarter of 2012 were $31.0 million compared to $32.3 million for the first quarter of 2012 and $41.5 million for the second quarter of 2011.

Net loss in accordance with U.S. generally accepted accounting principles (GAAP) was $2.0 million, or ($0.05) per diluted share, for the second quarter of 2012 compared to a net loss of $1.6 million, or ($0.04) per diluted share, for the first quarter of 2012, and net income of $4.0 million, or $0.09 per diluted share, for the second quarter of 2011.

Non-GAAP net loss for the second quarter of 2012 was $1.4 million, or ($0.04) per diluted share, compared to a non-GAAP net loss of $827,000, or ($0.02) per diluted share, for the first quarter of 2012, and non-GAAP net income of $4.9 million, or $0.12 per diluted share, for the second quarter of 2011.

Non-GAAP net income (loss) excludes (i) stock-based compensation expenses and (ii) amortization expenses related to intangible assets. A reconciliation between net income (loss) on a GAAP basis and on a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

AudioCodes Reports Second Quarter 2012 Results	Page 1of 9

In accordance with AudioCodes’ Board of Directors authorized program to repurchase up to 4.0 million of the Company’s Ordinary Shares, NIS 0.01 nominal (par) value, which is approximately 10% of the Company’s outstanding shares, the Company repurchased a total of approximately 750,000 shares at an aggregate cost of approximately $1.6 million during the second quarter of 2012. As of June 30, 2012, approximately 2.6 million shares have been repurchased through the program since its inception at an aggregate cost of approximately $8.1 million.

Cash and cash equivalents, bank deposits and marketable securities were $60.7 million as of June 30, 2012, compared to $70.3 million as of March 31, 2012 and $56.5 million as of June 30, 2011. The quarter-to-quarter net decrease in cash balances was primarily related to cash used for operating activities and the reduction in the Company’s accounts payable outstanding as well as $2.5 million utilized for the repayment of loans and $1.7 million used for the aforementioned repurchase of common shares during the quarter. The year-over-year net increase in cash balances includes new bank loans made to the Company during the second half of 2011.

“AudioCodes’ second quarter results reflect the challenges we’re facing in 2012 as we balance the transition of our business from our legacy product lines towards new emerging products, solutions and services for the enterprise and service provider markets,” said Shabtai Adlersberg, Chairman, President and Chief Executive Officer of AudioCodes. “In order to enable renewed growth, we announced two weeks ago a restructuring plan to better align the Company’s resources and assets to our core networking business. The plan is expected to generate estimated annualized savings of approximately 10% of the Company’s operating expenses and to be implemented over the next six to nine months. We expect the initial steps already taken to reduce our operating expenses by approximately 5% below the current level of expenses as soon as the fourth quarter of this year. In addition, we have already started a full global review of our business line activities in order to support our plan to return to profitability and growth in 2013 and beyond,” concluded Mr. Adlersberg.

AudioCodes Reports Second Quarter 2012 Results	Page 2of 9

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s second quarter 2012 operating performance, financial results and updated outlook. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2012 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2012 Results	Page 3of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,273	$28,257
Short-term and restricted bank deposits	12,319	14,008
Short-term marketable securities and accrued interest	4,449	345
Trade receivables, net	27,123	30,923
Other receivables and prepaid expenses	5,990	4,477
Deferred tax assets	2,600	2,600
Inventories	19,570	20,415

Total current assets	88,324	101,025

LONG-TERM INVESTMENTS:
Long-term and restricted bank deposits	8,130	9,120
Long-term marketable securities	19,497	23,823
Investments in an affiliated company	1,278	1,251
Deferred tax assets	2,600	2,600
Severance pay funds	15,661	15,410

Total long-term assets	47,166	52,204

PROPERTY AND EQUIPMENT, NET	3,701	3,368

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	35,516	36,080

Total assets	$174,707	$192,677

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$10,686	$10,243
Trade payables	7,126	12,362
Other payables and accrued expenses	17,131	18,102
Deferred revenues	6,075	5,235

Total current liabilities	41,018	45,942

LONG-TERM LIABILITIES:
Accrued severance pay	16,137	$16,106
Long-term bank loans	17,570	22,912
Senior convertible notes	353	353
Deferred revenues and other liabilities	871	1,345

Total long-term liabilities	34,931	40,716

Total equity	98,758	106,019

Total liabilities and equity	$174,707	$192,677

AudioCodes Reports Second Quarter 2012 Results	Page 4of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$63,321	$82,555	$31,008	$41,511

Cost of revenues	26,643	34,034	13,191	17,012

Gross profit	36,678	48,521	17,817	24,499

Operating expenses:
Research and development, net	15,245	15,970	7,127	7,436
Selling and marketing	20,752	21,328	10,256	11,107
General and administrative	4,203	4,446	2,244	2,314

Total operating expenses	40,200	41,744	19,627	20,857

Operating income (loss)	(3,522)	6,777	(1,810)	3,642
Financial income (expenses), net	135	643	(93)	427

Income (loss) before taxes on income	(3,387)	7,420	(1,903)	4,069
Taxes on income, net	(183)	(147)	(99)	(82)
Equity in profit (losses) of an affiliated companies	(23)	(252)	(33)	5

Net income (loss)	$(3,593)	$7,021	$(2,035)	$3,992

Basic net earnings per share	$(0.09)	$0.17	$(0.05)	$0.10

Diluted net earnings (loss) per share	$(0.09)	$0.17	$(0.05)	$0.09

Weighted average number of shares used in computing basic net earnings per share (in thousands)	39,948	41,471	39,627	41,610

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	39,948	42,306	39,627	42,328

AudioCodes Reports Second Quarter 2012 Results	Page 5of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
NON-GAAP PROFORMA STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenues	$63,321	$82,555	$31,008	$41,511

Cost of revenues	26,193	33,361	12,970	16,675

Gross profit	37,128	49,194	18,038	24,836

Operating expenses:
Research and development, net	15,034	15,689	7,052	7,282
Selling and marketing	20,365	20,590	10,067	10,807
General and administrative	3,897	4,066	2,106	2,148

Total operating expenses	39,296	40,345	19,225	20,237

Operating income (loss)	(2,168)	8,849	(1,187)	4,599
Financial income (expenses), net	135	643	(93)	427

Income (loss) before taxes on income	(2,033)	9,492	(1,280)	5,026
Taxes on income, net	(183)	(147)	(99)	(82)
Equity in profit (losses) of an affiliated companies	(23)	(252)	(33)	5

Net income (loss)	$(2,239)	$9,093	$(1,412)	$4,949

Diluted net earnings (loss) per share	$(0.06)	$0.21	$(0.04)	$0.12

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	39,948	42,624	39,627	42,636

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2012 Results	Page 6of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP NET INCOME AND NON-GAAP NET INCOME
U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

GAAP net income (loss)	$(3,593)	$7,021	$(2,035)	$3,992

GAAP net income per share	$(0.09)	$0.17	$0.05	$0.09

Cost of revenues:
Stock-based compensation (1)	38	64	15	37
Amortization expenses (2)	412	609	206	300
	450	673	221	337
Research and development, net:
Stock-based compensation (1)	211	281	75	154

Selling and marketing:
Stock-based compensation (1)	235	586	113	224
Amortization expenses (2)	152	152	76	76
	387	738	189	300
General and administrative:
Stock-based compensation (1)	306	380	138	166

Non-GAAP net income (loss)	$(2,239)	$9,093	$(1,412)	$4,949
Non-GAAP Diluted net income (loss) per share	$(0.06)	$0.21	$(0.04)	$0.12

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2012 Results	Page 7of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)

Cash flows from operating activities:
Net income (loss)	$(3,593)	$7,021	$(2,035)	$3,992
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,401	1,801	695	879
Amortization of marketable securities premiums and accretion of discounts, net	217	196	109	109
Equity in losses (profit) of affiliated companies and interest on loans to affiliated company	23	252	33	(5)
Decrease in accrued severance pay, net	(220)	(45)	(115)	(144)
Stock-based compensation expenses	790	1,907	341	581
Increase in accrued interest on marketable securities, bank deposits and structured notes	5	(178)	2	-
Decrease (increase) in trade receivables, net	3,800	(7,244)	(548)	(*) (5,384)
Decrease (increase) in other receivables and prepaid expenses	(1,513)	(2,828)	(80)	215
Decrease (increase) in inventories	845	(*) (46)	417	(1,083)
Increase (decrease) in trade payables	(5,236)	(1,296)	31	(846)
Increase (decrease) in deferred revenues	1,153	(*) 799	(1,120)	(*) (1,954)
Increase (decrease) in other payables and accrued expenses	(1,666)	(5,231)	(2,347)	(225)

Net cash used in operating activities	(3,994)	(4,892)	(4,617)	(3,865)

Cash flows from investing activities:
Purchase of marketable securities	-	(24,402)	-	-
Short-term deposits, net	1,689	1,009	(118)	(14)
Investment in affiliated company	(50)	-	(50)	-
Proceeds from long-term bank deposits	990	-	390	-
Purchase of property and equipment	(1,170)	(829)	(519)	(304)
Net cash provided by (used in) investing activities	1,459	(24,222)	(297)	(318)

(*) Reclassified

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AUDIOCODES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	( Unaudited)	( Unaudited)	( Unaudited)	( Unaudited)

Cash flows from financing activities:
Purchase of treasury stock	(4,249)	-	(1,736)	-
Repayment of loan from bank	(4,899)	(3,000)	(2,544)	(1,500)
Payment of acquisition of NSC	(336)	(278)	-	-
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	35	1,373	-	272

Net cash used in financing activities	(9,449)	(1,905)	(4,280)	(1,228)

Decrease in cash and cash equivalents	(11,984)	(31,019)	(9,194)	(5,411)
Cash and cash equivalents at the beginning of the period	28,257	50,311	25,467	24,703

Cash and cash equivalents at the end of the period	$16,273	$19,292	$16,273	$19,292

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